UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2018

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the section entitled “Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group” of the Media Release. Information contained on our website and apps is not incorporated by reference into this report.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Annual General Meeting of Credit Suisse Group AG: Shareholders Approve All Proposals Put Forward by Board of Directors

Zurich, April 27, 2018 The shareholders of Credit Suisse Group AG approved all of the proposals of the Board of Directors at today's Annual General Meeting in Zurich. Shareholders approved the distribution for the 2017 financial year of CHF 0.25 per registered share in cash. In addition, the Annual General Meeting approved the compensation of the Board of Directors and the Executive Board and accepted the 2017 Compensation Report. The Chairman and the other members of the Board of Directors proposed for re-election were confirmed in office for a term until the end of the next Annual General Meeting. Michael Klein and Ana Paula Pessoa were elected as new members of the Board of Directors for a term until the end of the next Annual General Meeting.

At today's Annual General Meeting of Credit Suisse Group AG in Zurich, shareholders approved all of the proposals put forward by the Board of Directors.

Distribution payable out of capital contribution reserves
With a majority of 99.64%, shareholders approved a distribution out of capital contribution reserves of CHF 0.25 per registered share in cash for the 2017 financial year. The payment of the cash distribution is scheduled for May 8, 2018.

Approval of the Compensation of the Board of Directors and the Executive Board
The Annual General Meeting adopted the proposal to approve a maximum amount of compensation for the Board of Directors of CHF 12.0 million for the period until the 2019 Annual General Meeting with a majority of 82.89%.

Additionally, the Annual General Meeting adopted the proposal of the Board of Directors to approve the aggregate amount of CHF 25.46 million for short-term variable incentive compensation for the Executive Board for the 2017 financial year, with a majority of 82.83%. The Annual General Meeting also adopted the proposal to approve a maximum amount of CHF 31.0 million for the fixed compensation for the Executive Board for the period until the 2019 Annual General Meeting with a majority of 88.45% and approved the maximum amount of CHF 58.5 million for long-term variable incentive compensation for the 2018 financial year, with a majority of 82.45%.

Consultative Vote on the 2017 Compensation Report
In a consultative vote, shareholders accepted the 2017 Compensation Report, with a majority of 80.80%.

Elections to the Board of Directors
Chairman Urs Rohner and the other members of the Board of Directors who stood for re-election were confirmed for a term until the end of the next Annual General Meeting.

Media Release
April 27, 2018 Page 2/3

Michael Klein and Ana Paula Pessoa were elected to the Board of Directors as new members for a term until the end of the next Annual General Meeting.

Re-Election of the Members of the Compensation Committee
The Annual General Meeting re-elected Iris Bohnet, Andreas N. Koopmann, Kai S. Nargolwala and Alexandre Zeller as members of the Compensation Committee for a term until the end of the next Annual General Meeting. Kai S. Nargolwala will continue to serve as Chair of the Compensation Committee during this period.

Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, commented: “On behalf of the Board of Directors, I would like to thank the shareholders who attended today’s Annual General Meeting for approving all of our proposals. We value your continued trust and support. I am pleased to be able to welcome Michael Klein and Ana Paula Pessoa to the Board of Directors. I am convinced that their outstanding achievements, extensive experience and expertise in their respective areas will be valuable to the Board of Directors.”

Voting Results
All the voting results, together with the speeches of Urs Rohner, Chairman of the Board of Directors, and Tidjane Thiam, Chief Executive Officer, are available online in English, German and French at:
www.credit-suisse.com/agm

Composition of the Board of Directors as of April 27, 2018
Following the elections to the Board of Directors, Severin Schwan was appointed Vice-Chair as well as Lead Independent Director for a term until the end of the next Annual General Meeting. See pdf for table showing the new composition of the Board of Directors.

Information
Adam Gishen, Investor Relations Credit Suisse AG, tel. +41 44 333 71 49, investor.relations@credit-suisse.com
Amy Rajendran, Media Relations Credit Suisse AG, tel. +41 844 33 88 44, media.relations@credit-suisse.com

Media Release
April 27, 2018 Page 3/3

Credit Suisse
Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The group employs approximately 46,840 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives, ambitions, targets or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market volatility and interest rate fluctuations and developments affecting interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;

–	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
–
the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;

–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	the risk of cyber attacks on our business or operations;
–
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

–	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations ;
–	the potential effects of proposed changes in our legal entity structure;
–	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation, regulatory proceedings and other contingencies; and
–	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Composition of the Board of Directors as of April 27, 2018

	Member of the Board since	Governance and Nominations Committee	Audit Committee	Compensation Committee	Risk Committee
Urs Rohner, Chairman	2009	Chairman	-	-	-
Severin Schwan, Vice-Chair and Lead Independent Director	2014	Member	-	-	Member
Iris Bohnet	2012	-	-	Member	-
Andreas Gottschling	2017	Member	Member	-	Chairman
Alexander Gut	2016	-	Member	-	-
Michael Klein	2018	-	-	-	Member
Andreas Koopmann	2009	-	-	Member	-
Seraina Macia	2015	-	-	-	Member
Kai Nargolwala	2013	Member	-	Chairman	-
Ana Paula Pessoa	2018	-	Member	-	-
Joaquin J. Ribeiro	2016	-	Member	-	-
John Tiner	2009	Member	Chairman	-	Member
Alexandre Zeller	2017	Member	-	Member	-

Information
Adam Gishen, Investor Relations Credit Suisse AG, tel. +41 44 333 71 49, investor.relations@credit-suisse.com
Amy Rajendran, Media Relations Credit Suisse AG, tel. +41 844 33 88 44, media.relations@credit-suisse.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Claude Jehle
Claude Jehle
Date: April 27, 2018		Director